Megan N. Gates | 617 348 4443 | mgates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

December 9, 2009

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549

Attention:  Tim Buchmiller, Esq.

Re:	Caliper Life Sciences, Inc.
Annual Report on Form 10-K
Filed March 13, 2009
File No. 001-32976

Ladies and Gentlemen:

On behalf of Caliper Life Sciences, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated November 30, 2009 from Tim Buchmiller of the Staff to Peter F. McAree, the Company’s Senior Vice President and Chief Financial Officer (the “Comment Letter”).

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Cover Page

1.  Comment:                          It appears that the file number that you have used on the cover of your Form 10-K is not the most current file number for your filings and that you currently file under the number 001-32976.  Please confirm that you will reference the correct file number in your future filings.

Response:   Caliper confirms that it will reference the correct file number in its future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Item 9A.  Controls and procedures, page 69

2.  Comment:  We note that you have correctly set forth the full definition of “disclosure controls and procedures” but that your officers only concluded that your disclosure controls and procedures were effective to “provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.”  In your future filings, also disclose whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  Please note that this comment also applies to your effectiveness conclusions in your quarterly reports as well.

Response:   Caliper will include the disclosure requested by this comment in its future Form 10-K and Form 10-Q filings.

Item 11- Executive Compensation, page 72

3.  Comment:  We refer to the disclosure under “Introduction” on page 34 of the proxy statement that you have incorporated by reference.  We note that you disclose the “new peer group” on page 35 that will be used by your Compensation Committee “in subsequent years.” We note further that you disclose “some of the peer companies” to which you have referred in the past on page 34, and that you also disclose several peer group companies to which you referred as of December 31, 2007 but are no longer included in your benchmarking analysis.  Since it is unclear whether you have provided a complete list of the peer group used by your Compensation Committee for the fiscal year ended December 31, 2008, please confirm to us that in your future filings you will identify all companies that comprise the peer group used by your Compensation Committee for benchmarking purposes, as appropriate.  Additionally, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Regulation S-K Item 402(b)(2)(xiv).

Response:  For clarification, the peer companies listed on page 35 of the proxy did in fact represent the complete list of the companies that comprised the peer group for the fiscal year ended December 31, 2008, and the disclosure should have so indicated.  In addition, please note that the lack of clarity resulting from the use of the phrase “some of the peer companies” was unintended.  Caliper confirms that in future filings it will identify all companies that comprise the peer group used by its Compensation Committee for benchmarking purposes, as appropriate, and that if it has benchmarked different elements of its compensation against different benchmarking groups, it will identify the companies that comprise each group and the reason the use of more than one benchmarking group was deemed necessary.

4.  Comment: We note from your disclosure on page 35 of the proxy statement that you have incorporated by reference that you “compare base salary, total cash compensation, long term incentives and total direct compensation” with the “Industry Benchmarks” reviewed by your Compensation Committee.  Additionally, we note from your disclosure at the top of 38 that “the Compensation Committee establishes total annual direct compensation targets for each executive based on the market median of [y]our compensation benchmark group....”  However, other than your discussion of Mr. Hrusovsky’s base salary, which you state is positioned “at approximately the twenty-fifth percentile of the Industry Benchmark,” we note that you have not provided a discussion of benchmarking targets for the compensation components you cite on page 35.  In future filings, please disclose your Industry Benchmark targets for each compensation component that is determined using comparative peer group data.  Additionally, to the extent that actual compensation falls outside a targeted percentile range, please include an explanation of the reasons why.  See Item 402(b)(2)(xiv) of Regulation S-K.  In this regard, we note that you “believe that executive base salaries should generally target the market median,” but that Mr. Hrusovsky received a base salary significantly below that target for the 2008 fiscal year.

Response: Caliper confirms that in future filings, it will disclose its Industry Benchmark targets for each compensation component that is determined using comparative peer group data, and that to the extent that actual compensation falls outside a targeted percentile range, it will include an explanation of the reasons why.

5.  Comment: We refer to your disclosure under “Base Salary” on page 38 of the proxy statement that you have incorporated by reference.  In future filings, please provide expanded disclosure and clarity as to what factors are used by the Compensation Committee in determining actual payouts for base salary.  For example, it appears from your disclosure that performance and the “achievement of individual goals” are important components in base salary determinations.  However, your current disclosure does not specify how a named executive officer’s base salary reflects such officer’s individual performance or contribution.  Therefore, please provide an enhanced discussion and analysis in future filings as to how the Compensation Committee evaluates the individual performance, both quantitative and qualitative, and specific contributions of each named executive officer when determining base salary.  Refer to Regulation S-K Item 402(b)(2)(vii).  Additionally, to the extent that your future filings reflect material differences in base salary among your named executive officers, please provide disclosure explaining the reasons for any such disparity.

Response: Caliper confirms that in future filings, it will provide an enhanced discussion and analysis as to how the Compensation Committee evaluates the individual performance, both quantitative and qualitative, and specific contributions of each named executive officer when determining base salary, and that to the extent that its future filings reflect material differences in base salary among its named executive officers, Caliper will provide disclosure explaining the reasons for any such disparity.

6.  Comment: We refer to your disclosure under “Annual Performance Bonuses” on page 39 of the proxy statement that you have incorporated by reference.  Regarding your disclosure that annual performance cash bonuses are awarded in part based upon an “executive’s individual performance ranking resulting from the annual performance review process,” please provide expanded disclosure in future filings that addresses each named executive officer’s achievement of the individual goals that comprise the annual performance appraisal and how such achievement translates into actual cash bonus compensation decisions.  See Regulation S-K Item 402(b)(2)(vii).  While we note your disclosure that there is a minimum threshold rating of .70 that must be achieved before a performance bonus is awarded, it is unclear from your current disclosure what is required by a named executive officer in order to achieve a particular rating pursuant to your review process.  Please note that we would expect to see disclosure that contains appropriate insight into all factors that are considered by the Compensation Committee in setting performance-related objectives; your disclosure in future filings should clarify how each individual named executive officer achieves his or her performance bonus for the relevant fiscal period.

Response: Caliper confirms that it will provide expanded disclosure in future filings that addresses each named executive officer’s achievement of the individual goals that comprise the annual performance appraisal and how such achievement translates into actual cash bonus compensation decisions.

7.  Comment: We refer to the chart at the top of page 40 of your proxy statement and note that you have not disclosed your target performance goal for “Cash flow from operations.” Please confirm that in future filings you will clearly disclose in your Compensation Discussion & Analysis the targets for each performance metric related to executive compensation.  Refer to Regulation S-K Item 402(b)(2)(v).  To the extent that you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b).  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: We note that the apparent omission of a target performance goal for “Cash flow from operations” was not a disclosure omission.  The dash included in the target column of the table was intended to represent a target objective of breakeven (i.e. zero).  Caliper confirms that in future filings it will clearly disclose in its Compensation Discussion & Analysis the targets for each performance metric related to executive compensation, unless it believes that to do so would result in competitive harm, in which case it will provide a detailed explanation supporting its conclusion and will provide disclosure as required by Instruction 4 to Item 402(b).

8.  Comment: We refer to your disclosure under “Long-Term Equity Incentives” on page 29 of the proxy statement that you have incorporated by reference.  We note minimal discussion and analysis as to how your long-term equity incentive compensation was determined.  In your future filings, please include substantive analysis and insight into how your Compensation Committee made its long-term equity grant determinations with respect to each named executive officer.  Refer to Items 402 (b)(1)(iii) and (v) of Regulation S-K.  Your revised disclosure should discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers; for example, we note that the value of the award granted to your chief executive officer greatly exceeded the grants to your other named executive officers.

Response: Caliper confirms that in its future filings, it will include substantive analysis and insight into how its Compensation Committee made its long-term equity grant determinations with respect to each named executive officer.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission
Tim Buchmiller, Esq.
Celia A. Soehner, Esq.

Caliper Life Sciences, Inc.
Mr. Peter F. McAree
Ms. Paula Cassidy
Stephen E. Creager, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.